UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File No. 000-56391

GREENBRIAR CAPITAL CORP.
(Translation of registrant's name into English)

632 Foster Avenue
Coquitlam, British Columbia, Canada V3J 2L7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the period ended September 30, 2022
99.2	Management’s Discussion and Analysis for the period ended September 30, 2022
99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO
99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBRIAR CAPITAL CORP.

/s/ Jeff Ciachurski
______________________________________
Jeff Ciachurski
Chief Executive Officer

Date: November 29, 2022